Friedman, Billings, Ramsey & Co., Inc.

1001 Nineteenth Street North

Arlington, Virginia 22209

February 11, 2005

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attention: Owen Pinkerton, Esq.

Re:	Registration Statement on Form S-11, as amended (File No. 333-118253) (the “Registration Statement”) of ECC Capital Corporation (the “Company”)

Dear Mr. Pinkerton:

In response to the Staff’s telephonic request on February 10, 2005, relating to the above-captioned Registration Statement, the undersigned, on behalf of underwriters of the initial public offering of the Company’s common stock contemplated by the Registration Statement (the “Offering”), hereby confirms that, prior to the confirmation of sales of shares of the Company’s common stock in the Offering, each prospective purchaser of the common stock in the Offering will have been orally notified by the underwriters of the decrease in the price range of the Company’s common stock to be issued in the offering, which was identified in the Company’s preliminary prospectus, dated January 20, 2005, as $9.00 to $11.00, to a new range of $6.75 to $7.25. In addition, the Company intends to increase the number of shares to be offered in the Offering from 42,500,000 to 52,500,000. As a result of the foregoing changes, the new public shareholders will own in the aggregate a greater portion of the Company and will be entitled to a larger portion of the Company’s future earnings. In particular, we will communicate this information to our internal sales force. This information will also be communicated orally by our sales force to each investor to whom we expect to confirm sales of common stock in the Offering. In addition, we have communicated this information orally or by telex to the members of the underwriting syndicate for the Offering and they have confirmed that they will communicate such information to investors to whom such underwriters expect to confirm sales of common stock in the Offering prior to confirming any such sales. The members of the underwriting syndicate will also be notified that by accepting their allotments of common stock in the Offering, they will be deemed to have represented to the undersigned firms that they have or will so notify such investors.

Very truly yours,

FRIEDMAN, BILLINGS, RAMSEY & CO., INC. Lead Underwriter

By:	/s/ JAMES R. KLEEBLATT
	Name:	James R. Kleeblatt
	Title:	Senior Managing Director